BANCO SANTANDER CHILE ORDINARY SHAREHOLDERS’ MEETING

As indicated by the Board of Directors, Banco Santander Chile’s annual Ordinary Shareholders’ Meeting will be held on April 29, 2013, beginning at 17:00 hours at the Bank´s Headquarters on 140 Bandera Street, 12th Floor, Santiago. The following matters will be discussed and voted on:

1. Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2012.

These can be viewed at: http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-sec 6k dated 03/29/2013.

2. Approve the payment of a dividend of Ch$1.23526251per share or 60% of 2012 net income attributable to shareholders as a dividend, which will paid in Chile beginning on, April 30th, 2013. The remaining 40% of 2012 net income attributable to shareholders will be retained as reserves.

3. Approval of External Auditors. The Board is proposing the re-assignment of Deloitte Auditors y Consultores Limitada, the Bank’s current auditors.

4. Approval of local rating agencies. The Board is proposing to maintain the current local rating agencies: Feller Rate and Fitch Rating Chile.

5. Approve the nomination of Juan Pedro Santa María as Alternate Board member of the Bank. He re-placed Juan Hoyos, please see on http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-sec, dated 09/04/ 2012 for more information.

6. Approve the Board of Directors’ 2013 remuneration. The proposal is no change in real terms to the amount approved in 2012. For details regarding remuneration of the Board of Directors see Note 37d of our 2012 Audited Financial Statements.

7. Approval of the Audit Committee’s 2012 budget and remuneration for its members. The proposal is to maintain the remuneration scheme approved in the annual shareholder meeting of 2012.

Non-voting items:

8. Account of all operations with related parties as defined by Article 89 and Title XVI of Law 18,046. These can be viewed in Note 37 of the Bank’s 2012 Audited Financial Statements.

9. Discuss any matter of interest that should be discussed in an Ordinary Shareholders’ Meeting as defined by law and by the Bank’s bylaws.

In regards to the Record date and Ex-Dividend date along with pay date see below:

Chilean Peso per local shares = Ch$ 1.23526251 per share

	Record Date	Ex Dividend Date	Payment Date
Chile	April 24, 2013	April 25, 2013	April 30, 2013
NYSE	April 24, 2013	April 22, 2013	TBA